[GRAPHIC OMITTED]
        Rediff.Com Reports Results For The Fourth Quarter And Fiscal Year
                              Ended March 31, 2006

Mumbai, India, May 16, 2006: Rediff.com India Limited (Nasdaq: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for its fourth fiscal quarter and year ended March 31, 2006.


Highlights

o Revenues for the quarter ended March 31, 2006 were US$5.11 million; an increase of 48% over revenues from the quarter ended March 31, 2005.

o India Online revenues for the quarter grew by 69% to US$3.57 million over revenues from the quarter ended March 31, 2005.

o US Publishing revenues for the quarter grew by 14% to US$1.54 million over revenues from the quarter ended March 31, 2005.

o Gross Margins increased to 76% for the quarter, compared to 62% for the quarter ended March 31, 2005.

o Net income for quarter was US$0.53 million or 1.96cents per ADS, compared to a net loss of US$0.24 million or 0.92 cents per ADS for the quarter ended March 31, 2005.

o Revenues for the fiscal year ended March 31, 2006 grew by 48% to US$18.70 million compared to revenues during the prior fiscal year.

o India Online revenues for the fiscal year ended March 31, 2006 grew by 86% to US$12.17 million compared to India Online revenues during the prior fiscal year.

o US Publishing revenues for the fiscal year ended March 31, 2006 grew by 8% to US$6.53 million compared to US Publishing revenues during the prior fiscal year.

o Net income for the fiscal year ended March 31, 2006 was US$1.21 million, or 4.50 cents per ADS, compared to a net loss of US$1.43 million, or 5.56 cents per ADS, for the prior fiscal year.

o Registered users as of March 31, 2006 numbered 43.05 million, a 20% increase compared to the number of registered users as of March 31, 2005.

The growth driver in the India online business, and consequently for the whole company, is online advertising and this portion grew 88% for the quarter ended March 31, 2006 compared to the same quarter in the prior fiscal year. The Company also reports positive underlying trends in the India Online advertising business:

         1. The number of advertisers on the Company's site as of the quarter ended March 31, 2006 totaled 156 brands, up 41% on a year-on-year basis.

         2. Increase in average CPM price realization for banner advertising in the quarter ended March 31, 2006. Six industry categories accounted for 79% of advertising on Rediff during the quarter ended March 31, 2006: consumer financial services, employment, education, matrimonial, FMCG and IT.

         3. The top 10 advertisers for the quarter ended March 31, 2006 accounted for 49% of India Online advertising revenue compared to 59% % during the same quarter last year.

         4. Steady increase in the share of performance based advertising in the quarter ended March 31, 2006.


Product Innovation

      o In response to these positive trends in online advertising, the Company has launched a number of initiatives:

            o Enhancing its content sensing technology to improve the relevancy and efficacy between what a consumer is seeking and what the advertiser is offering.

            o Rediff Classifieds is a service that will allow very small advertisers get the benefit of online advertising. It has an automated ad creating and uploading front-end tool and a mechanism to receive responses over SMS through any mobile phone in India.

      o Rediff continues to develop its range of local search products which include:

            a. Rediff's Fare Search tool, which we believe is a pioneer in India in search and comparison of airfares across all domestic airlines, now has a new feature: users can search for the lowest airfares for destinations with no direct flights. Another feature is that Travel Agents can now to upload special offers for air travelers, free of cost.

            b. Job Search, a tool for users to search for jobs across multiple job sites as well as private company and government job openings, now has a tool for human resource consultants and recruiters, to upload job vacancies, free of cost, directly to Rediff's Job Search web site. This helps small recruiters reach a wider pool of candidates and gives candidates a wide range of jobs to choose from.

            c. Product Search: Users can search and compare product features and prices for over 700 SKUs with Product Search across major Indian cities. The Company has also recently introduced a "Price history" feature that enables users to track prices of mobile phones (a popular online shopping category) on a month-on-month basis.

            d. Newshound, Rediff's News Service which tracks 1,000 news sources and updates itself through a set of algorithms every 5 minutes now segments News sources by State within India.

      As broadband access proliferates in metro-city India, Rediff continues to test community based applications such as:

      o Rediff's VoIP enabled BOL Instant Messenger now includes a video messaging feature. Users can send SMSs to any mobile phone in India, create "avatars" and engage in interactive chats using both voice and video features.

      o Rediff iLand, the Company's web 2.0 based implementation, is the first to launch "Moblogs" - a mobile blogging feature which allows users to upload pictures or text from mobile phones directly onto their blogs.

      o Rediff Connexions, Rediff's social networking platform continues to gain traction with almost 1.4 million beta testers who provide valuable insights regarding the platform.

      o Rediff continues with closed user group testing certain new features for our web-based e-mail service which allows an experience akin to the Outlook desktop email client.

      "Our successes in the future will depend on our ability to create and market world class products with strong local relevance and high utility value. As our range of products and services grow along with the user base, it has become imperative to promote our key services such as mail, messenger and search. We are aggressively building the Rediff.com brand through advertising and PR," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "We will continue to invest in brand building over the next few quarters," concluded Mr. Balakrishnan.


      Financial Results


      Revenues
      Revenues for the quarter ended March 31, 2006 totaled US$5.11 million, compared to US$3.46 million in the same quarter last fiscal year. For the full fiscal year, revenues totaled US$18.70 million compared to US$12.63 million in fiscal 2005.

      For the quarter ended March 31, 2006, India Online contributed US$3.57 million in revenues, an increase of 69% when compared to the same quarter last fiscal year.

      Revenues from US Publishing for the quarter ended March 31, 2006, increased by 14% to US$1.54 million compared to the same quarter in fiscal 2005. This was partially driven by higher advertising revenues from India Abroad, our weekly news publication. US Publishing also includes India Abroad online.

      Gross Margin
      Gross margin for the quarter ended March 31, 2006 was 76%, compared to 62% in the same quarter last fiscal year. For the fiscal year ended March 31, 2006, gross margin was US$13.66 million, or 73%, compared to US$7.60 million, or 60%, in fiscal 2005.

      Operating Expenses
      Total operating expenses for the quarter ended March 31, 2006 were US$3.17 million, compared to US$2.31 million for the same quarter last fiscal year. Expenses were higher primarily due to advertising and higher product development costs. For the full fiscal year 2006, total operating expenses stood at US$11.26 million, compared to US$8.62 million in fiscal 2005.

      Operating EBITDA

      Operating EBITDA increased to US$ 0.71 million for the quarter ended March 31, 2006, compared to an operating EBITDA loss of US$ 0.16 million for the corresponding quarter last fiscal year.

      For the full fiscal year 2006, operating EBITDA stood at US$ 2.40 million, compared to operating EBITDA loss of US$ 1.02 million in the previous fiscal year.

      Depreciation / Amortization, Interest Income and Foreign Exchange

      Depreciation / amortization expenses increased to US$0.48 million for the quarter ended March 31, 2006, compared to US$ 0.21 million for the same quarter last fiscal year. For the full fiscal year 2006, depreciation / amortization expenses totaled US$1.42 million, compared to US$0.70 million in fiscal 2005.

      The net proceeds from Rediff's follow-on ADS offering in November 2005, some of which are held in a US Dollar denominated bank account, had a two-way effect: it contributed to an increase in Rediff.com's interest income to US$620,000 during the fiscal quarter ended March 31, 2006, compared to US$130,000 during the same quarter last fiscal year. However there was a foreign exchange loss of US$320,000 during the same quarter arising from the conversion to the Rediff.com's functional currency for financial reporting purposes (i.e. the Indian Rupee), due to the strengthening of the Indian Rupee against the US Dollar.

      Net Income
      Net income for the quarter ended March 31, 2006 was US$0.53 million, or
      1.96 cents per ADS, compared to a net loss of US$0.24 million, or 0.92 cents per ADS, for the same quarter last fiscal year.

      For the fiscal year ended March 31, 2006, the Rediff.com's net income was US$1.21 million, or approximately 4.50 cents per ADS. By way of comparison, Rediff.com had a net loss in fiscal 2005 of US$1.43 million, or 5.56 cents per ADS.

      Cash and cash equivalents totaled approximately US$53 million as of March 31, 2006.

      Note: Additional financial information for the quarter is available at http://investor.rediff.com.

      About Rediff.com
      Rediff.com is one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York.

      Safe Harbor
      Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

                                                Table to follow

                                            STATEMENT OF OPERATIONS
                                        Fiscal April 2005 - March 2006


                                                                       All figures are in US$ million

---------------------------------------------------------------------------------------------------------------------
                                                            Year ended March 31           Quarter ended March 31
---------------------------------------------------------------------------------------------------------------------
                                                              2006           2005          2006            2005
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Revenues
---------------------------------------------------------------------------------------------------------------------
India Online                                                12.17           6.56          3.57            2.11
---------------------------------------------------------------------------------------------------------------------
US Publishing                                                6.53           6.07          1.54            1.35
---------------------------------------------------------------------------------------------------------------------
Total Revenues                                              18.70          12.63          5.11            3.46
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Cost Of Revenues                                            (5.04)         (5.02)        (1.24)          (1.31)
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Gross Margin                                                13.66           7.60          3.88            2.15
---------------------------------------------------------------------------------------------------------------------
Gross Margin %                                               73%            60%           76%             62%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Operating Expenses                                         (11.26)         (8.62)        (3.17)          (2.31)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Operating EBITDA                                             2.40          (1.02)         0.71           (0.16)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Depreciation / Amortization                                 (1.42)         (0.70)        (0.48)          (0.21)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Interest Income                                              1.22           0.53          0.62            0.13
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Foreign Exchange Gain/ (Loss)                               (0.98)          0.01         (0.32)           0.00
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net Income /(Loss) from continuing operations before
income taxes                                                 1.23          (1.19)         0.53           (0.24)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Tax                                                         (0.02)         (0.04)        (0.00)          (0.00)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net Income / (Loss) from continuing operations               1.21          (1.23)         0.53           (0.24)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                             -            (0.21)          -             (0.00)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net Income/ (Loss)                                           1.21          (1.43)         0.53           (0.24)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net Income/ (Loss) per ADS ( in cents)                       4.50          (5.56)         1.96           (0.92)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

Net Income/ (Loss) per ADS ( in cents) diluted               4.40            -            1.92             -
---------------------------------------------------------------------------------------------------------------------

Weighted average ADS Outstanding (in millions)              26.97          25.70         26.97           25.70
---------------------------------------------------------------------------------------------------------------------



      Notes

      o     Each ADS represents one half of an equity share.

      o The above numbers are subject to audit and while no significant changes are anticipated, the audited numbers could vary from the above.

      o Discontinued Operations: Loss from discontinued operations was on account of the sale of the ValuCom Phone Card business.

      o Certain figures of the corresponding quarter in the previous year have been re-arranged or re-classified to correspond to the current quarter.


      Non-GAAP Measures
      Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures used in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").


      Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by GAAP and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:


                              RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
                                        Fiscal April 2005 - March 2006



                                                                             (All figures are in US$ million)

-------------------------------------------------------------------------------------------------------------------
                                                Year ended March 31             Quarter ended March 31
-------------------------------------------------------------------------------------------------------------------
                                                       2006            2005           2006              2005
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Operating EBITDA (Non GAAP)                           2.40           (1.02)          0.71             (0.16)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Depreciation / Amortization                          (1.42)          (0.70)         (0.48)            (0.21)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Interest Income                                       1.22            0.53           0.62              0.13
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Foreign Exchange Gain/ (Loss)                        (0.98)           0.01          (0.32)             0.00
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Net Income/ (Loss) from continuing operations
before income taxes                                   1.23           (1.19)          0.53             (0.24)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Tax                                                  (0.02)          (0.04)         (0.00)            (0.00)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Net Income/ (Loss) from continuing operations         1.21           (1.23)          0.53             (0.24)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Net Income/ (Loss) from discontinued operations         -            (0.21)            -                -
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Net Income/ (Loss) (GAAP)                             1.21           (1.43)          0.53             (0.24)
-------------------------------------------------------------------------------------------------------------------

      Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:


                            RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                                        Fiscal April 2005 - March 2006

                                                                    (All figures are in US$ million)

------------------------------------------------------------------------------------------------------

                                        Year Ended March 31          Quarter Ended March 31
                                        2006           2005           2006          2005



Operating Expenses (GAAP)               12.68          9.32           3.65            2.52


Depreciation/Amortization              (1.42)         (0.70)         (0.48)          (0.21)


Operating Expense (Non-GAAP)            11.26          8.62           3.17            2.31

------------------------------------------------------------------------------------------------------

      The Company has historically provided the above measures in previous press releases and believes it provides transparency and continuity to investors for comparable purposes.

      For further information, please contact:

      Ajay Menon
      Investor Relations & Public Affairs Contact
      Rediff.com India Limited
      Tel: +91-22-24449144 extn.: 362
      Email: investor@rediff.co.in